McLaughlin & Stern, llp

steven w. schuster Partner Direct Phone: (212) 448-6216 Direct Fax: 1(800) 203-1556 E–Mail: sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066	Millbrook Office Franklin Avenue P.O. Box 1369 Millbrook, New York 12545 (845) 677–5700 Fax (845) 677–0097

September 27, 2011

BY MAIL AND EDGAR TRANSMISSION

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	China YCT International Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed September 9, 2011
File No. 000-53600

Dear Mr. Rosenberg:
On behalf of our client, China YCT International Group, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 19, 2010, with respect to the Company’s Annual Report on Form 10K for the fiscal year ended March 31, 2011 filed on September 9, 2011 (File No. 000-53600) (the “10K”). References to page numbers in our responses refer to page numbers in the 10K. For your convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments.

Management’s Discussion and Analysis
Liquidity and Capital Resources, page 25

1.
In the first paragraph on page 26 you indicate that you have no accounts receivable at March 31, 2011. Please provide us proposed disclosure to be included in future periodic filings explaining why you do not appear to have accounts receivable associated with your sales.

Response: In future filings, we will include in Management’s Discussion the following text:
The Company currently sells two types of products: non-medical and medical products. Neither product’s sales are associated with any  accounts receivable balance.
Under the current sales model, the Company markets and sells non-medical products through distribution agents. All customers are recruited by the Company's distribution agents. When a customer places an order, the order is entered into the Company's ordering system and confirmed by designated distributors. The distributor collects payment from the customer before the order is confirmed. The confirmed order is reviewed by the Company’s sales department and the products are shipped directly to the customer from the Company. According to the sales agreements between the Company and its distributors, the Company is guaranteed to receive the full payment from distributors for all the products shipped to customers within one month from delivery. The Company reconciles its sales to the distributors' records and recognizes revenue once,  at the end of each month. In the meantime, the same amount of cash associated with the Company’s sales of non-medical products is transferred to the Company's bank account from the distributors. Therefore, there is no accounts receivable balance associated with the Company’s non-medical product sales at the end of each quarter.
For the sales of medical products, the Company makes sales through a certified medicine sales agent. According to the contract with the agent, the Company collects cash before shipping the medical products to the agent. Since there is no credit sales, there is no accounts receivable balance associated with the Company’s medical product sales at quarter end.

Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 30

2.
In light of the fact that a material weakness existed with respect to U.S accounting expertise and management concluded that internal controls over financial reporting were not effective at March 31, 2011, provide us proposed disclosure to be included in future filings explaining in reasonable detail the basis for the officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of March 31, 2011.

Response:
In future filings, we will conclude that the weakness in our controls and procedures has been remediated based on the following explanation:
The Company’s management made an assessment that the internal controls over financial reporting were not effective as of March 31, 2011 because the Company lacked a full time finance person who has a United States CPA license, is familiar with GAAP and has English language skills. As an interim solution, the Company engaged a part time consultant with such qualifications to help with the Company’s books and records to prepare the quarterly and annual financial statements and periodic filings with the SEC. Therefore, Management believes that we have remediated the weakness and can  remove the assessment going forward.

Financial Statements
Note 8 – Intangible Assets, Net, page F-14

3.
Please provide us proposed disclosure to be included in your future periodic filings explaining why the book value of Patent 1 increased from March 31, 2010 to March 31, 2011. In your discussion, explain any outstanding obligation you have relating to this patent.

Response:
In future filings, we will include the following text of explanation:
The increase of the book value of Patent 1 in the amount of $277,402 resulted from the foreign exchange gain due to currency exchange rate fluctuations. The book value of the patent  was $7,016,045 and $6,738,643 at March 31, 2011 and 2010, respectively.  The RMB verses USD$ exchange rates was changed to 6.5564 at March 31, 2011 from 6.8263 at March  31, 2010.  The difference is calculated as follows:
Patent 1 USD $7,016,045 at March 31, 2011 = RMB ¥46M / FX Rate 6.5564
Patent 1 USD $6,738,643 at March  31, 2010 = RMB ¥46M / FX Rate 6.8263
Difference in USD $277,402 = USD $7,016,045 at March  31, 2011 − USD $6,738,643 at March  31, 2010

4.
The value of $56,140,567 you reflected for the patent number 6,475,531 appears to include the value of 31,610,679 shares that will become issuable only upon occurrence of certain events as disclosed on page F-15. Please explain to us why it was appropriate to record this contingent obligation. Cite the accounting guidance upon which you relied on. In addition, please provide us proposed disclosure for your patent disclosure on page F-8 to be included in future periodic filings that removes discussion of your $215 million assessed value of this patent. Otherwise, please explain in your proposed disclosure the relevance of providing this assessed value when it appears that the fair value is significantly less than the assessed value.

A.	Response to the recording of the contingent obligation:

1.
Per FASB ASC No. 350-30-25: Intangibles > Goodwill and Other General Intangibles Other Than Goodwill > Recognition, an intangible asset that is acquired either individually or with a group of other assets shall be recognized. Such transactions commonly are bargained exchange transactions that are conducted at arm’s length, which provides reliable evidence about the existence and fair value of those assets.

2.
Per FASB ASC No. 805-30-25-5: Broad Transactions > Business Combinations > Goodwill or Gain from Bargain Purchase, Including Consideration Transferred > Recognition > Contingent Consideration, the consideration the acquirer transfers in exchange for the acquiree includes any asset or liability resulting from a contingent consideration arrangement. The acquirer shall recognize the acquisition-date fair value of contingent consideration as part of the consideration transferred in exchange for the acquiree.

3.
As disclosed in our balance sheet as of the year ended March 31, 2011 and the notes to the financial statements, we entered a purchase agreement with L.Y. Research Corp. for an acquisition of an US Patent (U.S. No. 6,475,531 B1) from L.Y. Research Corp. on February 28, 2011. The total consideration of USD $56,140,567 was the negotiation price we reached with Dr. Liu Yaguang, CEO of L.Y. Research Corp., and was broken down into three installment payments in equity transactions. The first issuance of stock with the value of USD $32,748,664 occurred at the closing date, February 28, 2011, and the other two payments will be paid upon the occurrence of certain events. (Please refer to the note 11 in our notes to the financial statements for the year ended March 31, 2011). Although the consideration is paid in three separate installments with the last two payments payable upon the occurrence of certain events, they are all part of the total price negotiated for the acquisition of the patent and thus they are considered as the fair value for the patent.  According to the FASB ASC 350-30-25, it is a bargained exchange transaction that is conducted at arm’s length, which provides reliable evidence about the existence and fair value of the asset. According to the FASB ASC No. 805-30-25-5, the consideration the acquirer transfers in exchange for the acquiree includes any asset or liability resulting from a contingent consideration arrangement. The acquirer shall recognize the acquisition-date fair value of contingent consideration as part of the consideration transferred in exchange for the acquiree. Therefore, we include the value of 31,610,679 shares that will become issuable upon occurrence of certain events in the fair value of the patent.

4.
Per FASB ASC 805-30-25-6: Broad Transactions > Business Combinations > Goodwill or Gain from Bargain Purchase, Including Consideration Transferred > Recognition > Contingent Consideration, the acquirer shall classify an obligation to pay contingent consideration as a liability or as equity in accordance with Subtopics 480-10 and 815-40 or other applicable generally accepted accounting principles (GAAP).

We consider the future stock payments to Dr. Liu Yaguang as contingent liabilities per our contingent consideration arrangement with Dr. Liu Yaguang. We couldn’t find other accounting standards which provide guidance for the treatment of contingent consideration in the case of an acquisition for an individual asset. Therefore, we think these are the most appropriate principles we can rely on for disclosure of this particular transaction, and we recorded the future payments as contingencies under the liabilities in our balance sheet as of March 31, 2011.

B.	Response to the removal of the discussion of the $215 million assessed value of this patent.

We will remove the discussion of $215 million assessed value of this patent from the disclosure notes. In future filings, we will include the following disclosure:

On February 28, 2011, the Company acquired U.S. patent No. 6,475,531 B1 titled “Safe Botanical Drug for Treatment and Prevention of Influenza and Increasing Immune Function” through a purchase agreement with L.Y. Research Corp., a New Jersey Corporation.
According to the purchase agreement between the Company and L.Y. Hong Kong Biotech Limited (LYHK), CYIG acquires the patent as consideration for issuing 75,865,631 shares of CYIG common stock. The total value of the consideration on the acquisition date was $56,140,567 calculated by multiplying the total issuing shares, by CYIG’s quoted stock price of $0.74 per share on the date of February 28, 2011. Therefore, the patent was recorded at $56,140,567, and is being amortized over the shorter of its remaining legal life, 9.9 years, or its useful life, on a straight-line basis.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in nay proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your review. Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Yours truly,

/s/ Steven Schuster
Steven Schuster